Exhibit 2
                                                                       ---------


FOR IMMEDIATE RELEASE                                            3 November 2005

                              WPP GROUP PLC ("WPP")

                 VML acquires majority stake in Studiocom in US


WPP announces that its wholly-owned operating company VML, the leading marketing technology company, has acquired an 80% stake in Studiocom, a leading digital marketing services agency.

Founded in 1999 and headquartered in Atlanta, Georgia, Studiocom has offices in Los Angeles, California and Bogota, Colombia. Studiocom has 55 full time employees. Studiocom's clients include American Cancer Society, The Coca-Cola Company, Mattel, PBS, Philips Consumer Electronics, SABMiller, Sony Digital, Turner Broadcasting System, and Twentieth Century Fox.

Studiocom's unaudited revenues for the year ended 31 December 2004 were US$4.4 million, with net assets at closing of US$0.7 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com